R O T O B L O C K

May 28, 2008

Kevin L. Vaughn, Branch Chief                               Transmitted Via EDGAR
U.S. Securities & Exchange Commission  Total number of pages: 2
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
FAX NO: 202-772-

Re: Rotoblock Corporation - File No. 0-51428

Dear Mr. Vaughn:

This letter is in response to the letter received from your office on February 5, 2008 requesting that the Company revise our Form 10-KSB/A2 report for the fiscal year ended April 30, 2007 to include an audit report covering the period from September 2, 2003 through April 30, 2004 and to also obtain and include an updated consent from this former auditor regarding the inclusion of its audit report.

In light of the inability to obtain the audit report and related consent letter of the prior auditor, Morgan & Company Chartered Accountants for the period from inception thru April 30, 2004, we understand that the Office of the Chief Accountant does not object to the Company labeling the cumulative figures in the statements of operations and cash flows as unaudited, as well as labeling as unaudited the periods in the statement of shareholders’ equity that were audited by the predecessor auditor and only included in the filing due to the requirement in SFAS 7 to include a statement of shareholders’ equity showing activity since inception, in future filings of the Company. Please find attached, proposed wording for the 2008 audit report reflecting the changes mentioned above.

The Company does not believe the 2007 Form 10-KSB/A2 is materially deficient and therefore does not need to be amended because the audit reports included with the 10K comply with US GAAS and the standards of the PCAOB.

If you have any further questions, you can contact Bernie Zacharias at 604-513-5707.

Thank you for your time and assistance.

Sincerely,

/s/ Renay Cude
Renay Cude

ROTOBLOCK ♦ 300 B STREET ♦ SANTA ROSA, CA 95401
WWW.ROTOBLOCK.COM STOCK SYMBOL ROTB
Phone: 1-877-ROTOBLK

James Stafford

James Stafford, Inc.*
Chartered Accountants
Suite 350 - 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.
DRAFT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Rotoblock Corporation
(A Development Stage Company)

We have audited the consolidated balance sheets of Rotoblock Corporation as of 30 April 2008 and 2007 and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rotoblock Corporation as of 30 April 2008 and 2007, and the results of its operations, its cash flows and its changes in stockholders’ equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                                                                                                                                                                                                                                                                                                                                   Draft

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